SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL LINHAS AÉREAS INTELIGENTES S.A. CNPJ/MF No. 06.164.253/0001-87

NIRE 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING HELD ON SEPTEMBER 26, 2023

I.	Date, time, and place: Held on September 26, 2023, at 11:30 a.m., conducted virtually and considered held at the headquarters of GOL LINHAS ÁREAS INTELIGENTES S.A. ("Company"), located at Praça Comte. Linneu Gomes, s/n, Portaria 3, Prédio 24, Board Room of the Board of Directors, Jardim Aeroporto, CEP 04626-020, in the city of São Paulo, State of São Paulo, Brazil.

II.	Call notice and Presence: The call formalities were dismissed in view of the presence of all the members of the Board of Directors, pursuant to Article 19 of the Company’s Bylaws.

III.	Meeting Board: Acting as the chairman of the meeting, Mr. Constantino de Oliveira Junior invite me, Mrs. Renata Domingues da Fonseca, to act as secretary of the meeting.

IV.	Agenda: Discuss and resolve on:

(i)	the Company’s entering into, as a guarantor, to the “Ninth Amendment to the Private Instrument of Indenture of the Seventh Issue of Simple Debentures, Non-convertible into Shares and Secured by Personal Guarantee and Security Interest, in Three Series, for Public Distribution with Restricted Selling Efforts, of GOL Linhas Áreas S.A.” (“Amendment - 7th Issue”), to be executed in the context of the seventh issue of simple debentures, initially in a single series, non-convertible into shares, secured by personal guarantee and security interest, issued by GOL Linhas Aéreas S.A., a Brazilian corporation having no registration as a publicly-held company with the Brazilian Securities Commission (“ CVM”), with its registered office located at Praça Senador Salgado Filho, s/n, térreo, Aeroporto Santos Dumont, public area, 46-48/O-P, Administrative Back Office, CEP 20.021-340, Rio de Janeiro, RJ, enrolled at the taxpayer identification CNPJ/ME No. 07.575.651/0001-59, a subsidiary of the Company (“Debentures of the 7th Issue” and “Issuer”), which was placed for public distribution with restricted selling efforts, pursuant to CVM Instruction No. 476, dated January 16, 2009, as amended (“ICVM 476”), for BRL887,500,000 (“7th Issue”);

1

(ii)	the Company’s entering into, as a guarantor, to the “ Second Amendment to the Private Instrument of Indenture of the Eighth Issue of Simple Debentures, Non-convertible into Shares and Secured by Personal Guarantee and Security Interest, in a Single Serie, for Public Distribution with Restricted Selling Efforts, of GOL Linhas Áreas S.A.” (“Amendment - 8th Issue” and, jointly with the Amendment – 7th Issue, the “Amendments”), to be executed in the context of the eighth issue of simple debentures, in a single series, non-convertible into shares, secured by personal guarantee and security interest, issued by the Issuer (“Debentures of the 8th Issue” and, jointly with Debentures of the 7th Issue, “Debentures”), which was placed for public distribution with restricted selling efforts, pursuant to ICVM 476, for BRL610,217,000 (“8th Issue” and, jointly with the 7th Issue, the “Issues”);

(iii)	the Company’s entering into, as intervening and consenting party, to the “Eighth Amendment to the Fiduciary Assign Agreement of Credit Rights under a Condition Precedent and Other Covenants” (“Amendment to the Fiduciary Assignment Agreement”), to review the description of the credit rights fiduciarily assigned under the “Fiduciary Assignment Agreement of Credits Rights under a Condition Precedent and Other Covenants” , executed on October 24, 2018, as amended from time to time (“ Fiduciary Assignment Agreement”), update the Secured Obligations (as defined under the Fiduciary Assignment Agreement), and amend and/or include certain obligations as provided for by the Fiduciary Assignment Agreement; and

(iv)	authorization for the Company’s executive board to take any and all actions required for the formalization of the Amendments and the Amendment to the Fiduciary Assignment Agreement, including the grant of powers of attorney and the execution of auxiliary documents, annexes and the like, and the approval and ratification of any acts already taken for purposes of the Issue s and the guarantee.

I.	Resolutions: After the necessary clarifications were provided, were unanimously approved:

2

(i)	the execution by the Company, as a guarantor, of the Amendment - 7th Issue, securing the Issuer’s obligation under the 7th Issue, as provided for by the “Private Instrument of Indenture of the Seventh Issue of Simple Debentures, Non-convertible into Shares and Secured by Personal Guarantee and Security Interest, in Three Series, for Public Distribution with Restricted Selling Efforts, of GOL Linhas Áreas S.A.”, dated October 22, 2018, as amended from time to time (“Indenture of the 7th Issue”), under which the Company is bound as guarantor, primary payer and as party jointly and severally liable for the Issuer’s obligations arising from the Indenture and/or provided for in any other documents of the 7th Issue, as amended (as applicable), setting forth additional characteristics of and conditions for the Issuer’s obligations, and any and all documented costs or expenses incurred by the trustee of the 7th Issue, or by the holders of the Debentures of the 7th Issue, resulting from proceedings, lawsuits and/or other judicial or extrajudicial remedies required for safekeeping the claims and rights under the Indenture and other Issue documents, as amended, as well as applicable remuneration and overdue charges, including, but not limited to, those owed to the trustee, until the fulfillment of the obligations provided for under the Indenture (“Guarantee – 7th Issue”). In accordance with the Amendment - 7th Issue, the 7th Issue will have the following main characteristics: (a) Total Issue Amount: BRL887,500,000 on the Date of Issue (as defined below); (b) Number of Series: the 7th Issue will have (b.i) a single series, until April 16, 2020 (“Date of the First Split”) (included); (b.ii) two series, from the Date of the First Split (excluded) to October 1, 2020 (“ Date of the Second Split”) (included); and (b.iii) three series, as of the Date of the Second Split (exclusive); (c) Number of Debentures: 88,750 Debentures issued on the Date of Issue and, as of October 26, 2021 (“Acquisition Date”) (excluded), 84,500 Debentures, being that (c.i) the first series of the Issue (“First Series”) will total 17,937 Debentures; (c.ii) the second series of the Issue (“ Second Series”) will total 22,188 Debentures; and (c.iii) the third series of the Issue (“Third Series”) will total 44,475 Debentures; (d) Nominal Unit Value: (d.i) BRL10,000 on the Date of Issue; (d.ii) BRL6,666,664000 for the First Series and the Second Series as of the Date of the First Split; and (d.iii) as of the Date of the Second Split, BRL6,666,664000, for the First Series, the Second Series and the Third Series (“Nominal Unit Value”); (e) Date of Issue: October 28, 2018 (“Date of Issue”); (f) Term and Maturity Date: the maturity (f.i) of the Debentures of the First Series will occur on June 27, 2026 (“First Series Maturity Date”); (f.ii) of the Debentures of the Second Series will occur on June 27, 2026 (“Second Series Maturity Date”); and (f.iii) of the Debentures of the Third Series will occur on June 27, 2026 (“Third Series Maturity Date” and, together with the First Series Maturity Date and the Second Series Maturity Date, “Maturity Date”), in all cases, except in the case of the occurrence of an event of early maturity, to be provided for in the Indenture of the 7th Amendment, as amended; and (g) Type: the Debentures of the 7th Issue will be unsecured, pursuant to Article 58, of Law No. 6.404, of December 15, 1976 (“LSA”), and will be secured by the Guarantee – 7th Issue and the Fiduciary Assignment, as provided in the Indenture of the 7th Amendment;

3

(ii)	the execution, by the Company, as a guarantor, of the Amendment - 8th Issue, securing the Issuer’s obligation under the 8th Issue, as provided for by the “Private Instrument of Indenture of the Eighth Issue of Simple Debentures, Non-convertible into Shares and Secured by Personal Guarantee and Security Interest, in a Single Serie, for Public Distribution with Restricted Selling Efforts, of GOL Linhas Áreas S.A.”, dated October 25, 2021, as amended from time to time (“Indenture of the 8th Issue”), under which the Company is bound as guarantor, primary payer and as party jointly and severally liable for the Issuer’s obligations arising from the Indenture and/or provided for in any other documents of the Issue, as amended (as applicable), setting forth additional characteristics of and conditions for the Issuer’s obligations, and any and all documented costs or expenses incurred by the trustee of the 8th Issue, or by the holders of the Debentures of the 8th Issue, resulting from proceedings, lawsuits and/or other judicial or extrajudicial remedies required for safekeeping the claims and rights under the Indenture and other Issue documents, as amended, as well as applicable remuneration and overdue charges, including, but not limited to, those owed to the Issue trustee, until the fulfillment of the obligations provided for under the Indenture (“Guarantee – 8th Issue”). In accordance with the Amendment - 8th Issue, the 8th Issue will have the following main characteristics: (a) Total Issue Amount: BRL610,217,000 on the Date of Issue (as defined below); (b) Number of Series: the 8th Issue will have a single series; (c) Number of Debentures: 610,217 Debentures issued on the Date of Issue; (d) Nominal Unit Value: RL10,000 on the Date of Issue; (e) Date of Issue: October 25, 2021 (“Date of Issue”); (f) Term and Maturity Date: the maturity of the Debentures will occur on June 27, 2026, except in the case of the occurrence of an event of early maturity, to be provided for in the Indenture of the 8th Amendment, as amended; and (g) Type: the Debentures of the 8th Issue will be secured, pursuant to Article 58 of the LSA, and will be secured by the Guarantee – 8th Issue and the Fiduciary Assignment, as provided in the Indenture of the 8th Amendment;

4

(iii)	the execution, by the Company, as intervening and consenting party, of the Amendment to the Fiduciary Assign Agreement, under which the terms and conditions related to the Secured Obligations (as defined in the Fiduciary Assignment Agreement) will be updated, as well as certain Issuer’s obligations will be included, and certain provisions will be amended and/or included under the Fiduciary Assignment Agreement, including the update of the credit rights fiduciarily assigned by the Issuer, that established the fiduciary assignment in favor of the Debentures holders, represented by the trustee, over (a) all and any credit rights, current and/or future, performed or not, held and/or to be held by the Issuer, registered with the Interbank Payment Clearing House – CIP, and arising from certain membership agreements, related to sales made or to be made by the Issuer, in which its customers use "Visa" credit and debit cards as a means of payment, including any additional amounts or values, in any capacity, including, but not limited to, fines, interest, and other related charges, privileges, preferences, prerogatives, as well as arising from any other affiliation and accreditation contracts of "Visa" cards that may eventually be entered into between the Issuer and credit and debit card managing companies ("Card Receivables"); (b) all and any credit rights, current and/or future, held and to be held by the Issuer, registered with the Interbank Payment Clearing House – CIP, and arising from membership agreements entered into between the Issuer and any credit and debit card managing companies, exclusively in relation to the "Visa" brand, which capture, process, and settle the transactions mentioned in item (a) above, including, but not limited to, fines, interest, and other related charges; (c) the entirety of the proceeds resulting from the receipt of amounts arising from the credit rights described in items (a) and (b) above, including the ones resulting from any advance payment under the Acquisition Agreements (as defined in the Fiduciary Assignment Agreement); and (d) all and any current and/or future rights, held and to be held by the Issuer against the Collateral Agent (as defined in the Fiduciary Assignment Agreement) in relation to the credited funds, including financial investments, in the Bank Domicile Account (as defined in the Fiduciary Assignment Agreement), and the amounts deposited or to be deposited therein, regardless of the stage they are in, including while in transit or in the bank clearing process ("Fiduciary Assignment"). The other terms and conditions regarding the Fiduciary Assignment will be as described in the Fiduciary Assignment Agreement, as amended by the Amendment to the Fiduciary Assignment Agreement; and

(iv)	authorization for the Company’s executive board, directly or indirectly, through duly appointed attorneys in accordance with the Company's Bylaws, to take any and all actions required for the formalization of the Amendments and the Amendment to the Fiduciary Assignment Agreement, as well as the execution of any and all amendment, auxiliary documents, annexes and the like, including the grant of powers of attorney. Any acts taken already by the executive board for purposes of the Issues are hereby fully ratified and approved.

II.	Suspension of the Meeting and Drawing-up of the Minutes: The floor was offered to whoever might wish to use it, and since nobody did so, the meeting was suspended for the time necessary for these minutes to be drawn-up. Upon the reopening of the meeting, these minutes were read, reviewed, and signed by the attendees. Signatures: Presiding Board: Sr. Constantino de Oliveira Junior, as chairman; Mrs. Renata Domingues da Fonseca, as secretary. Members of the Bordo f Directions: Constantino de Oliveira Junior, Joaquim Constantino Neto, Ricardo Constantino, Marcela de Paiva Bomfim Teixeira, Germán Pasquale Quiroga Vilardo, Philipp Michael Schiemer, Anmol Bhargava, Richard Freeman Lark Jr. e Adrian Neuhauser.

5

I hereby certify that this is a faithful copy of the minutes that were drawn-up in the proper book.

São Paulo, September 26, 2023.

___________________________ Constantino de Oliveira Junior Presidente	___________________________ Renata Domingues da Fonseca Secretária

6

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 3, 2023

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Mario Tsuwei Liao
Name: Mario Tsuwei Liao Title: Chief Financial and IR Officer